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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 7)(1)

                           GREG MANNING AUCTIONS, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                    563823103
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                                 (CUSIP number)

                               BRUCE A. RICH, ESQ.
                       BECKER, GLYNN, MELAMED & MUFFLY LLP
                                 299 Park Avenue
                            New York, New York 10171
                                 (212) 888-3033
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 24, 2000
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 563823103                          13D                    Page 2 of 5
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          1             NAME OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


                             AFINSA BIENES TANGIBLES S.A.
                             (No S.S. or I.R.S. Identification No.)
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          2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
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          3             SEC USE ONLY
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          4             SOURCE OF FUNDS*

                                       WC
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          5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)             / /
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          6             CITIZENSHIP OR PLACE OF ORGANIZATION

                                       SPAIN
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    NUMBER OF            7         SOLE VOTING POWER
     SHARES                             1,864,407
  BENEFICIALLY         --------------------------------------------------------
    OWNED BY             8         SHARED VOTING POWER
      EACH                              -0-
    REPORTING           --------------------------------------------------------
   PERSON WITH           9         SOLE DISPOSITIVE POWER
                                        1,864,407
                        --------------------------------------------------------
                        10         SHARED DISPOSITIVE POWER
                                        -0-
--------------------------------------------------------------------------------
          11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON
                                       1,864,407
--------------------------------------------------------------------------------

          12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES*                                   / /
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          13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       18.3%
--------------------------------------------------------------------------------

          14            TYPE OF REPORTING PERSON*


                                       CO

================================================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 563823103                          13D                    Page 3 of 5
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                  This amendment amends a statement on Schedule 13D relating to
Shares of the Common Stock of Greg Manning Auctions, Inc. (the "Issuer") filed with the Securities and Exchange Commission (the "Commission") on August 4, 1997, as amended by Amendment No. 1, filed with the Commission on August 20, 1997, Amendment No. 2, filed with the Commission on August 27, 1997, Amendment No. 3, filed with the Commission on February 16, 1999, Amendment No. 4, filed with the Commission on February 25, 1999, Amendment No. 5, filed with the Commission on June 27, 2000, and Amendment No. 6, filed with the Commission on October 24, 2000 (the "Schedule 13D"). This amendment reports the purchase of 125,000 Shares of Common Stock of the Issuer ("Shares") by AFINSA Bienes Tangibles S.A., a corporation organized under the laws of Spain ("AFINSA"), since the date of filing of Amendment No. 6 to this Schedule 13D.

                  Unless otherwise indicated, the information set forth in
Schedule 13D remains unchanged and each capitalized term not defined herein shall have the meaning assigned to such term in Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The source of funds used in making the additional purchases of 125,000 Shares for an aggregate purchase price of $502,348 was working capital of AFINSA.

Item 5.  Interest in Securities of the Issuer.

                  (a) As of November 30, 2000, the aggregate number of Shares beneficially owned by AFINSA is 1,864,407, representing approximately 18.3% of the total number of Shares outstanding, based on 10,061,562 Shares represented by the Issuer as outstanding in its Quarterly Report on Form 10-Q for the period ended September 30, 2000, plus 126,833 Shares into which the 126,833 warrants issued to AFINSA by the Issuer on February 10, 1999 may be exercised.

                  (b) AFINSA has sole power to vote or direct the vote and to dispose or direct the disposition of the Shares of the Issuer that are the subject of this Schedule 13D.

                  (c) Since the date of filing of Amendment No. 6 to this
Schedule 13D, AFINSA purchased an aggregate of 114,800 Shares in the open market on the dates and at the prices set forth in Schedule B hereto. Purchases of Shares made on October 19, 23 and 24 in the aggregate amount of 10,200 Shares, which were inadvertently omitted from Amendment No. 6, are disclosed in Schedule B hereto and were made in the open market at the prices set forth therein. A purchase of 6,200 Shares reported in Amendment No. 6 as having been made on August 24 was cancelled on that same day and was included in such Amendment No. 6 in error. Each transaction was made on the open market and effected by Sterling Financial Investment Group Inc. on behalf of AFINSA.

                  (d)  Not applicable.

                  (e)  Not applicable.





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CUSIP No. 563823103                          13D                    Page 4 of 5
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 30, 2000

                                      AFINSA BIENES TANGIBLES S.A.



                                      By:  /s/ Ramon Egurbide
                                          --------------------------------------
                                          Ramon Egurbide
                                          Deputy General Manager


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CUSIP No. 563823103                          13D                    Page 5 of 5
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                                   SCHEDULE B

           TRANSACTIONS IN COMMON STOCK FROM 10/19/00 THROUGH 11/30/00


     Date       Quantity       Price            Transaction Type
     ----       --------       -----            ----------------

 10/19/00          4,900       4.8469         Open Mkt. Purchase
 10/23/00          3,100       4.8770         Open Mkt. Purchase
 10/24/00          2,200       4.9517         Open Mkt. Purchase
 10/25/00          2,000       4.7961         Open Mkt. Purchase
 10/26/00          2,000       4.7250         Open Mkt. Purchase
 10/27/00          2,000       4.8125         Open Mkt. Purchase
 10/30/00          2,000       4.4969         Open Mkt. Purchase
 10/31/00          2,000       4.6375         Open Mkt. Purchase
  11/1/00          3,300       4.5924         Open Mkt. Purchase
  11/2/00          5,000       4.8231         Open Mkt. Purchase
  11/3/00          3,000       4.8092         Open Mkt. Purchase
  11/6/00          3,000       4.7445         Open Mkt. Purchase
  11/7/00          3,500       4.7857         Open Mkt. Purchase
  11/8/00          1,000       4.5625         Open Mkt. Purchase
  11/9/00          5,100       4.0441         Open Mkt. Purchase
 11/10/00          5,000       3.5373         Open Mkt. Purchase
 11/13/00         10,700       3.5882         Open Mkt. Purchase
 11/14/00         16,800       3.79483        Open Mkt. Purchase
 11/15/00          2,100       3.6533         Open Mkt. Purchase
 11/16/00         10,000       3.7088         Open Mkt. Purchase
 11/17/00          4,000       3.9992         Open Mkt. Purchase
 11/20/00          4,100       3.7515         Open Mkt. Purchase
 11/21/00          9,200       3.5564         Open Mkt. Purchase
 11/22/00          6,900       3.4493         Open Mkt. Purchase
 11/24/00          6,600       3.5843         Open Mkt. Purchase
 11/27/00          5,500       3.5699         Open Mkt. Purchase




Each of the above transactions was effected by Sterling Financial Investment Group Inc. on behalf of AFINSA.